UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

    Mehra,               Sanjeev                 K.
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   (Last)               (First)                 (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        New York                          10004
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   (City)                           (State)                           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Hexcel Corporation
    (HXL)
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

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4. Statement for Month/Year

    FYE December 31, 2001
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Reporting
   (Check applicable line)

   [ X ] Form Filed by One Reporting Person
   [   ] Form Filed by More than One Reporting Person

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

====================================================================================================================================
                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                        |
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                                 |                 |            |                               |             |         |          |
                                 |                 |            |                               |5.           |6.       |          |
                                 |                 |            |4.                             |Amount of    |Owner-   |          |
                                 |                 |            |Securities Acquired (A) or     |Securities   |ship     |          |
                                 |                 |            |Disposed of (D)                |Beneficially |Form:    |7.        |
                                 |                 |            |(Instr. 3, 4 and 5)            |Owned at end |Direct   |Nature of |
                                 |2.               | 3.         |-------------------------------|of Issuer's  |(D) or   |Indirect  |
1.                               |Transaction      |Transaction |              | (A)  |         |Fiscal Year  |Indirect |Beneficial|
Title of Security                |Date             |Code        |    Amount    | or   | Price   |(Instr. 3    |(I)      |Ownership |
(Instr. 3)                       |(Month/Day/Year) |(Instr. 8)  |              | (D)  |         |and 4)       |(Instr.4)|(Instr. 4)|
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
                                 |                 |            |              |      |         |             |         |          |
Common Stock                     |                 |            |              |      |         |  14,525,000 |    I    |  01,02   |
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is  filed  by more  than one  Reporting  Person,  see  Instruction
  4(b)(v).

FORM 5 (continued)

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                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially owned                          |
                                    (e.g., puts, calls, warrants, options, convertible securities)                                 |
====================================================================================================================================
              |       |          |      |               |                     |                    |       |         |      |      |
              |       |          |      |               |                     |                    |       |9.       |10.   |      |
              |       |          |      |               |                     |                    |       |Number   |Owner-|      |
              |       |          |      |               |                     |                    |       |of       |ship  |      |
              |2.     |          |      |               |                     |                    |       |Deriv-   |of    |      |
              |Conver-|          |      |5.             |                     |7.                  |       |ative    |Deriv-|11.   |
              |sion   |          |      |Number of      |                     |Title and Amount    |       |Secur-   |ative |Nature|
              |or     |          |      |Derivative     |6.                   |of Underlying       |8.     |ities    |Secur-|of    |
              |Exer-  |          |      |Securities     |Date                 |Securities          |Price  |Bene-    |ity:  |In-   |
              |cise   |3.        |      |Acquired (A)   |Exercisable and      |(Instr. 3 and 4)    |of     |ficially |Direct|direct|
              |Price  |Trans-    |4.    |or Disposed    |Expiration Date      |--------------------|Deriv- |Owned    |(D) or|Bene- |
1.            |of     |action    |Trans-|of (D)         |(Month/Day/Year)     |            |Amount |ative  |at End   |In-   |ficial|
Title of      |Deriv- |Date      |action|(Instr. 3,     |---------------------|            |or     |Secur- |of       |direct|Owner-|
Derivative    |ative  |(Month/   |Code  |4 and 5)       |Date      |Expira-   |            |Number |ity    |Year     |(I)   |ship  |
Security      |Secur- |Day/      |(Instr|---------------|Exer-     |tion      |            |of     |(Instr.|(Instr.  |(Instr|(Instr|
(Instr. 3)    |ity    |Year)     |8)    | (A)   |(D)    |cisable   |Date      |Title       |Shares |5)     |4)       |4)    |4)    |
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
Non-Qualified |       |          |      |       |       |          |          |            |       |       |         |      |      |
Stock Options |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$5.25  | 7/31/01  |  A   | 8,000 |       |   Immed. |  7/31/11 |Common Stock| 8,000 |       |  8,000  |  03  |01,03 |
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Non-Qualified |       |          |      |       |       |          |          |            |       |       |         |      |      |
Stock Options |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$9.40  |          |      |       |       |    04    |  5/10/11 |Common Stock| 2,000 |       |  2,000  |  04  |01,04 |
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Non-Qualified |       |          |      |       |       |          |          |            |       |       |         |      |      |
Stock Options |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$9.40  |          |      |       |       |    05    |  5/10/11 |Common Stock| 2,000 |       |  2,000  |  05  |01,05 |
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Non-Qualified |       |          |      |       |       |          |          |            |       |       |         |      |      |
Stock Options |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$9.3125|          |      |       |       |    06    | 12/19/10 |Common Stock|10,000 |       | 10,000  |  06  |01,06 |
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Non-Qualified |       |          |      |       |       |          |          |            |       |       |         |      |      |
Stock Options |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$9.3125|          |      |       |       |    07    | 12/19/10 |Common Stock|10,000 |       | 10,000  |  07  |01,07 |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuinary interest therein, if any.

02: Goldman Sachs and GS Group may be deemed to beneficially own indirectly in the aggregate 14,525,000 shares of Common Stock through certain investment partnerships and limited liability companies of which Goldman Sachs or affiliates of Goldman Sachs and GS Group are the general partner, managing general partner, managing partner, managing member, manager or investment manager.

03: These options were granted pursuant to the Hexcel Incentive Stock Plan to the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

04: These options were granted pursuant to the Hexcel Incentive Stock Plan to the Reporting Person. The options are scheduled to be exercisable as follows:
667 options on May 10, 2001, 667 options on May 10, 2002 and 666 options on May 10, 2003. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

05: These options were granted pursuant to the Hexcel Incentive Stock Plan to an advisory director of Goldman Sachs in his capacity as a director of the Issuer. The options are scheduled to be exercisable as follows: 667 options on May 10, 2001, 667 options on May 10, 2002 and 666 options on May 10, 2003. That advisory director has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

06: These options were granted pursuant to the Hexcel Incentive Stock Plan to the Reporting Person. These options are exercisable in three equal annual increments beginning on December 19, 2000. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

07: These options were granted pursuant to the Hexcel Incentive Stock Plan to an advisory director of Goldman Sachs in his capacity as a director of the Issuer. These options are exercisable in three equal annual increments beginning on December 19, 2000. That advisory director has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.





By: s/ Roger S. Begelman                                     February 14, 2002
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      **Signature of Reporting Person                             Date
              Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101(b)(4) of Regulation S-T.